Vinson&Elkins
William Gentry Lee wlee@velaw.com
Tel 713.758.2180 Fax 713.615.5312
May 14, 2008
Ms. Donna Levy
Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:	Ausam Energy Corporation (Registration No. 333-146853)
Dear Ms. Levy:
     In response to oral comments from the staff of the Securities and Exchange Commission received today, I am advising you herewith on behalf of our client Ausam Energy Corporation that the prospectus filed and used in connection with the registration statement referenced above will contain the changes marked on the attached pages (pages 1, 42 and 75 of the prospectus included in amendment no. 5).

Very truly yours,
/s/ William Gentry Lee
William Gentry Lee

Vinson & Elkins LLP Attorneys at Law	First City Tower, 1001 Fannin Street, Suite 2500
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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the detailed information contained under the heading “Risk Factors”, the consolidated financial statements and the accompanying notes to those financial statements included elsewhere in this prospectus. Unless otherwise indicated or required by the context, (i) “we”, “us”, “our”, and “Ausam” refer to Ausam Energy Corporation and its subsidiaries and predecessors, (ii) “SKH Purchase” refers to our February 2007 acquisition from SKH Management L.P. and four affiliated investment partnerships (“SKH” or the “Vendors”) of approximately 60,158 acres (46,852 net acres) controlling 19 prospects in the United States (the “SKH Prospects”), (iii) “Debenture” refers to our 9% senior secured convertible debenture, (iv) “warrants” refers to the warrants to purchase Common Shares issued to investors in connection with certain financing transactions or to our placement agents in connection with the offering of Common Shares, convertible debentures and certain other debt securities as partial compensation for their services, (v) all dollar amounts appearing in this prospectus are stated in U.S. dollars unless specifically noted in Canadian dollars (“CDN$”) or Australian dollars (“AU$”), and (vi) all financial data included in this prospectus has been prepared in accordance with generally accepted accounting principles in the United States unless otherwise specifically noted. We have provided definitions for some of the natural gas and oil industry terms used in this prospectus in the “Glossary of Natural Gas and Oil Terms” on page A-1 of this prospectus.

AUSAM ENERGY CORPORATION

Our Business

We have been engaged in oil and natural gas exploration and development along the Gulf Coast of the United States (“U.S.”) since 2006 and in Australia since January 2000. In early 2006, management and our board of directors decided to seek financing to acquire the SKH Prospects and so reposition our company for exploration and production in the U.S. onshore Gulf Coast. During 2005 and 2006 we completed a series of private financing transactions, including the issuance of the Debenture, that were specifically designed to permit us to initiate the Gulf Coast effort by consummating the SKH Purchase and drilling the prospects thereby acquired.

Beginning in 2000 our initial strategy had been to enter the Australian oil and gas exploration and development industry through the acquisition of prospective acreage, development of discrete prospects and the application of underbalanced drilling and completion techniques (“UBD”), to specific hydrocarbon prone formations in known onshore oil and gas provinces of Australia. Our plan developed to include the identification of producing fields that would be suited to UBD, gaining control of, or participating in, the target fields and adjacent acreage; and then applying UBD to those features with certain formation and field characteristics. Pursuing this plan, we assembled approximately 800,000 net acres in the highly prospective Surat/Bowen Basin of Queensland, Australia.

During 2004, we established a corporate office in Calgary, Alberta, Canada, and, through a reverse takeover of Northlinks Limited on the TSX Venture Exchange (“TXSV”) and a series of private placements, raised more than CDN$24 million at prices ranging from CDN$0.75 to CDN$0.90 per pre-consolidation common share (or in certain cases, units), or CDN$3.75 to CDN$4.50 per Common Share (or unit). Subscribers for units included institutional investors, as well as several private investors with a history of investing in the oil and gas industry. We used the majority of the capital to drill fifteen wells in Australia in pursuit of commercial gas production.

During late 2005, we were offered opportunities for us to invest in, or participate with, and/or acquire certain companies and assets owned, or controlled by, certain shareholders. One of these shareholders, Mr. William M. Hitchcock, who is presently our Chairman of the Board, who is also an investor in SKH, proposed the SKH transaction to us. At the time, this shareholder was not a control person of either Ausam or SKH. After a thorough evaluation of the portfolio of prospects owned by SKH, we determined that the SKH Prospects clearly offered diversity of risk and potential up-side that exceed the potential returns offered by our existing and other previously identified opportunities in Australia.

BUSINESS

General Development of the Business

We were incorporated pursuant to the Business Corporation Act (Alberta) on July 10, 1997, under the name Northlinks Limited (“Northlinks”) and were originally organized as a junior capital pool corporation. In January 1998, Northlinks closed its initial public offering and was listed on the Alberta Stock Exchange, which is now the TSXV. At the end of 2002, the directors of Northlinks determined that there were limited growth opportunities for its business and other strategic alternatives should be pursued for Northlinks. This included a change of business, restructuring and the sale of existing assets.

In early January 2004, ARL, an Australian public, but unlisted, corporation, implemented the decision to seek a public listing. The objective was to provide greater access to capital for aggressive development of its gas and oil prospects and leads, to establish a platform for corporate growth, and to offer liquidity to all its shareholders.

Effective July 31, 2004, by way of a RTO, Ausam, formerly Northlinks, acquired all of the issued and outstanding shares of ARL. As consideration, we issued 20,056,837 common shares on the basis of one common share for every five ARL shares. In early September 2004, we commenced trading on the TSXV under the symbol “AUZ”. In addition to the listing, we completed three financings during 2004, raising gross proceeds of approximately $12,900,000. All of the financings were done at $3.75 per Common Share or unit. Funds were raised in these offerings in Canada, the United States, the United Kingdom and Europe. We have two wholly owned subsidiaries, ARL, incorporated in Australia, and Noram, incorporated in Texas.

We are engaged in the business of oil and gas exploration. Through our Australian subsidiary ARL, we have been applying proven North American drilling and completion techniques that have not traditionally been used in the Australian energy industry to targets in Queensland, Victoria and Western Australia. Our operations in the United States are carried out by Noram. Our growth strategy includes the organic development of our current holdings and selective corporate transactions.

Our head office is located at #1430, 1122 — 4th Street S.W., Calgary, Alberta, T2R 1M1 and our registered office is 4500 Bankers Hall East, 855 2nd Street S.W., Calgary, Alberta, T2P 4K7.

The SKH Purchase

On September 22, 2006 we entered into an agreement with SKH relating to the acquisition of the Leases and the SKH Prospects for an aggregate purchase price of approximately $35 million (the “Purchase Price”) with the Purchase Price being comprised of cash consideration of up to $15 million and 12,683,429 Common Shares of valued at approximately $20 million (based on a negotiated price of CDN$1.65 per share). A condition of the closing of the SKH Purchase was that we were required to raise a minimum of $45 million to finance the cash portion of the consideration payable in respect of the SKH Purchase and in part to fund the proposed drilling and development program associated with the Leases and SKH Prospects.

In order to facilitate our raising the funds necessary to close the SKH Purchase, SKH assigned Noram a 20% interest in the leases that contain the Iola prospect.

Mr. William M. Hitchcock, our current Chairman of the Board, owns a limited partnership interest of less than 3% in two of the partnerships in the SKH group, SKH Energy Fund, L.P. and Antares Exploration Fund, L.P.

The SKH Purchase and a private placement closed on February 8, 2007. We issued 6,185,368 units (“SKH Purchase Units”) at a price of $2.70 (CDN$3.20) per SKH Purchase Unit, each SKH Purchase Unit consisting of one Common Share and one half of one Common Share purchase warrant (the “Unit Warrants”), each whole Unit Warrant entitling the holder thereof to purchase one Common Share at a price of CDN$3.25 for a period of 24 months from the date of issuance, for gross proceeds of $16,700,494; 3,993,333 series 2 units (“Series 2 Units”) at a price of $3.00 per Series 2 Unit, each such Series 2 Unit consisting of one first preferred share, series 2 (“First Preferred Shares, Series 2”) and one half of one Common Share purchase

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Certain of our directors or executive officers, or their known associates or affiliates, had a material interest, direct or indirect, in transactions since the beginning of our last financial year which have materially affected us.

Mr. William M. Hitchcock, Chairman of the Board of Directors, was instrumental in presenting the SKH Transaction to us as one of several possibilities. At the time, he was not an affiliate or control person of Ausam. Once our management and board of directors had determined to proceed with the transaction, Mr. Hitchcock, through a company controlled by him, participated in and acted as a broker for a financing that was completed on October 2, 2006 and also participated in and acted as a broker for three financings completed on February 8, 2007 and, either directly or through companies controlled by him, earned commissions, fees and broker warrants on funds raised by him. A summary of these transactions follows:

		Number of
		Common
		Shares
		Acquired/	Common Share
		Amount	Warrants	Commissions/		Broker
Date	Type of Share/Nature of Transaction	of facility	Acquired	Fees/Dividends		Warrants

October 2, 2006	Common Share unit offering	279,955	—	$45,000	(1)	—
February 8, 2007	Common Share unit offering	370,370	309,946 (4)	$339,105	(1)	623,806	(1)(4)
February 8, 2007	First Preferred Shares, Series 2 unit offering	2,166,666	1,148,333 (5)	$195,000	(1)	320,000	(1)(5)
February 8, 2007	Convertible debt facility	$12,800,000	—	$700,000	(2)	—
February 8, 2007	Acquisition success fee	117,647 (3)	—	—		—
February 26. 2007	Redemption of First Preferred Shares, Series 2	(500,000)	—	—		—
May 14, 2007	Quarterly Dividend on First Preferred Shares, Series 2	—	—	$103,452		—
July 8, 2007	Redemption of First Preferred Shares, Series 2	(1,666,666)

(1)	Paid/issued to Pembroke Financial Partners, LLC.

(2)	Paid to Pembroke Capital, LLC.

(3)	Mr. Hitchcock earned a fee in connection with the Acquisition in the amount of $300,000, payable in 117,647 Common Shares of the Corporation.

(4)	Exercisable at CDN$3.25 per Common Share until February 8, 2009.

(5)	Exercisable at CDN$3.50 per Common Share until February 8, 2009.

Mr. Hitchcock continues to own limited partnership interests in SKH Energy Fund, L.P. and Antares Exploration Fund, L.P., two of the partnerships in the SKH group. His limited partnership interests are less than 3% of each partnership. In the event of any future transaction between Ausam and SKH, Ausam will require that it be approved by a majority of Ausam’s disinterested board members, not including Mr. Hitchcock.

As at December 31, 2005, the loan receivable comprised CDN$367,034 of advances to Mark G. Avery, Chief Executive Officer and a director. A promissory note, secured by shares of the Company, was signed for the indebtedness, which specified interest at bank prime and full repayment by December 31, 2005. During 2006, CDN$19,310 (2005 — CDN$4,889) of interest was charged on this loan, which is included in interest income. A new promissory note in the amount of CDN$397,087, secured by shares of the Company, was signed on March 31, 2006 for the indebtedness outstanding at that time, which specifies interest at bank prime and full repayment by September 20, 2006. We agreed to extend the repayment terms until December 31, 2006 and during December 2006, the loan was fully repaid.

MATERIAL INCOME TAX CONSEQUENCES

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief discussion of certain taxes, including withholding provisions, to which U.S. shareholders are subject under existing laws and regulations of Canada and the United States. The consequences, if any, of state and local taxes are not considered. The following information is general and

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